SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

23 MAY 2003
_____

 AngloGold Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
 South Africa
(Address of Principal Executive Offices)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❏

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❏   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❏   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❏   **No**: ☒

Enclosures: ANGLOGOLD TO SELL AMAPARI



(Incorporated in the Republic of South Africa)
(Registration Number: 1944/017354/06)
ISIN Number:ZAE000043485
JSE Share Code: ANG
NYSE Ticker: AU

News Release

CORPORATE AFFAIRS DEPARTMENT
16th Floor, 11 Diagonal Street, Johannesburg 2001, South Africa
Tel: (+27 11) 637-6385 or Fax: (+27 11) 637-6399/6400
SKB/CAD/AGO360.03
23 May 2003

ANGLOGOLD TO SELL AMAPARI

AngloGold announced today that it has signed an agreement to sell its wholly-owned Amapari Project to Mineração Pedra Branca do Amapari, for the total consideration of US$18.2 million. The Amapari project is located in the State of Amapá, North Brazil. Since acquiring the property as part of the package of assets AngloGold purchased from Minorco in 1998, the Company has been seeking to prove up additional reserve ounces in order to get it to a size and life was would justify the management resources needed to run it effectively. This has not yet been achieved and the Company has received an offer from a purchaser who can constructively turn this orebody to account. AngloGold estimates the project to have reserves of 9.8 million tonnes at 2.29 g/t.

Commenting on the transaction, Roberto Carvalho Silva, regional head for AngloGold South America, said: “Although it has been a difficult decision to dispose of the property, AngloGold has realised a fair price for it and I am pleased that the project will be completed”.

Background Note for Editors:

Mineração Pedra Branca do Amapari is wholly-owned by Eike Batista, the founder of TVX Gold, recently acquired by Kinross Gold Corporation.

Johannesburg
23 May 2003

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. For a discussion of important factors and risks involved in AngloGold's business, refer to AngloGold's annual report on Form 20-F for the year ended 31 December 2002 which was filed with the U.S. Securities and Exchange Commission on 7 April 2003.

Queries:

South Africa	**Tel:**	**Mobile:**	**E-mail:**
Steve Lenahan	+27 11 637 6248	+27 83 308 2200	slenahan@anglogold.com <mailto:slenahan@anglogold.com>
Alan Fine	+27 11 637 6383	+27 83 250 0757	afine@anglogold.com <mailto: afine@anglogold.com>
Shelagh Blackman	+27 11 637 6379	+27 83 308 2471	skblackman@anglogold.com <mailto:skblackman@anglogold.com>

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 23 MAY 2003

By: /s/ C R BULL

Name: C R Bull
Title: Company Secretary